Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
February 21, 2006
Letter to Inco Employees

inco	Scott M. Hand Chairman and Chief Executive Officer

(416) 361-7667 Telephone
(416) 361-7734 Facsimile
Email: shand@inco.com
June 26, 2006
To fellow Inco employees,
You may have already heard the news today that Inco Limited has entered into a friendly three-way agreement with Phelps Dodge and Falconbridge.
This no doubt comes as a surprise to most of you. Confidentiality agreements have prohibited us from speaking publicly about our conversations with Phelps Dodge prior to today. For others, it may be somewhat less of a surprise given the almost daily onslaught of headlines and speculation concerning the eventual future of our Company.
First of all let me describe the agreement, which is basically a two-step process.
The first step is for Inco to complete our acquisition of Falconbridge. In conjunction with the proposed Phelps Dodge transaction, Inco has improved its offer for Falconbridge. We are confident that with this enhanced offer to Falconbridge shareholders, we will be successful in completing our acquisition of Falconbridge once we have secured our final regulatory approval from the European Commission.
The second step, once Inco’s acquisition of Falconbridge is complete, will be for Phelps Dodge to acquire all of the outstanding shares of the new Inco, and, subject to approval by the shareholders of Phelps Dodge and Inco, to create a new company that will be called Phelps Dodge Inco. According to the agreement we’ve completed, Phelps Dodge has offered Inco shareholders a combination of cash and common shares having a value of $80.13 (Cdn.) per Inco share, based on the closing share price of Phelps Dodge stock as of Friday, June 23, 2006. Our Board of Directors feels that this represents a fair premium on our current share price for Inco shareholders.
When the second step of this transaction is completed, Inco will have a new owner. I realize that this raises many questions — and emotions — for all Inco employees. Having spent the past 33 years with Inco, I’ve experienced some mixed emotions myself over the past few days as this agreement has neared completion. However, let me say without hesitation that I’m firmly convinced — as is our Board and Inco management team — that we’ve made the right decision and that bringing together these three great companies is in the best interests not only of our shareholders, but our employees and the communities where we operate.
I can’t hope to address all the questions you may have in the space of a letter like this. As with our original Falconbridge transaction, a number of answers are still not known and will not be for some time. But I can tell you why I think this is the right deal for Inco and describe what it might mean to you as an employee, based on our current understanding.
This deal not only delivers the value and promise of combining Inco and Falconbridge, but it further enhances the new entity by adding the assets, expertise and financial strength of Phelps Dodge. Phelps Dodge is a world leader in copper and molybdenum production, with sales of $8.3 billion (U.S.) in 2005. Older even than Inco, it is headquartered in Phoenix, Arizona with large operations in the southwestern U.S. and joint ventures in Chile and Peru.
The new Phelps Dodge Inco Corporation will be the world’s leading nickel producer; the world’s largest publicly traded copper producer and a leading producer of molybdenum and cobalt. With a pro forma enterprise value of $56 billion (U.S.), the new Company will have operations in more than 40 countries with interests on six continents.

For our employees and the communities in which we live and work, this means a stronger, more vibrant company with the increased financial strength to pursue current and future growth projects more effectively.
All of the benefits we expected from combining Inco and Falconbridge in the Sudbury Basin are still there — maximizing the life and value of the Sudbury Basin by bringing the combined assets of Inco and Falconbridge under a single management structure — and paving the way for a very bright future indeed. With today’s announcement, we’ve made a great story better by adding the management expertise and financial flexibility of Phelps Dodge to the mix.
Phelps Dodge brings with it a strong commitment to Canada and the local communities where Inco and Falconbridge currently operate. Those include:
•	Continuing to pursue all major capital expenditures that Inco and Falconbridge have initiated;
•	No layoffs at any of its Canadian operating sites for at least three years from the completion of the transaction, unless those employees are part of an already announced shutdown or reduction in workforce;
•	Phelps Dodge Inco will maintain all current community and educational programs already in place;
•	While the corporate head office will be located in Arizona, Phelps Dodge Inco is committed to establishing a head office for the global nickel business in Toronto.
As expected, there will be some head office workforce reductions necessary as is natural in any such combination. Phelps Dodge Inco is committed to treating all employees with dignity and respect by providing severance and making available appropriate outplacement and/or counseling services.
As I’ve mentioned on many occasions in the past, our entire management team is determined to deliver the best deal possible for all concerned and not let other undesirable offers win the day. I strongly believe we’ve accomplished that goal here. The friendly combination of Phelps Dodge, Inco and Falconbridge offers benefits to employees, shareholders and communities far beyond those contained in the unsolicited rival bids from other corners — and as such is being unanimously recommended for acceptance by the Boards of all three companies.
More than anything, however, what enhances our combined future is the knowledge that the combining of our three highly-skilled and dedicated workforces will allow the new Phelps Dodge Inco to continue operating to the highest ethical standards, demonstrating exemplary environmental stewardship and support for communities where we operate.
In the days and weeks ahead I am sure there will be more news to share. I and my team are committed to keeping you informed every step of the way.

Yours truly,

As many of you are shareholders, we are required to include the following legal legend in all of our communications concerning the Falconbridge offer:
Important Legal Information
This communication may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the U.S. Securities and Exchange Commission (the “SEC”), on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and has filed amendments thereto, and will file further amendments thereto as required, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE SEC ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION REGARDING TECK COMINCO’S PROPOSED COMBINATION WITH INCO.
This communication is not a solicitation of a proxy from any security holder of Inco or Phoenix in respect of Inco’s proposed combination with Phoenix. Inco intends to file a Management Information Circular regarding the proposed transaction with the securities commissions or equivalent regulatory authorities in Canada and to provide the Management Information Circular to Inco shareholders. WE URGE INVESTORS TO CAREFULLY READ THE MANAGEMENT INFORMATION CIRCULAR WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT INCO AND THE PROPOSED TRANSACTION.
Inco and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Inco and Phoenix security holders in favor of Inco’s proposed combination with Phoenix. Information regarding the security ownership and other interests of Inco’s executive officers and directors will be included in the Management Information Circular.
Investors and security holders may obtain copies of the registration statement, the Solicitation/Recommendation Statement and Inco’s and Falconbridge’s other public filings made from time to time by Inco and Falconbridge with the Canadian Securities Regulators, at www.sedar.com, and with the SEC at the SEC’s web site, www.sec.gov, free of charge. The Management Information Circular (when it becomes available) may also be obtained free of charge at www.sedar.com. In addition, documents filed on SEDAR and with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.